SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, each filed by Diedrich with the SEC on November 24, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

On November 25, 2009, Diedrich issued a press release announcing that its Board of Directors (the “Board”) has determined that the recently revised offer from Green Mountain Coffee Roasters, Inc. (“GMCR”) continues to be a Superior Proposal, as defined in the Merger Agreement with Peet’s, to the terms of such Merger Agreement and the Offer, as amended by the recent proposal received from Peet’s.

As previously announced, GMCR has offered to enter into a merger transaction in which GMCR would acquire all of the outstanding shares of Common Stock of Diedrich for $32.00 per share in cash, pursuant to a merger agreement that contains substantially the same terms (other than the amount and form of consideration) as the Merger Agreement with Peet’s. On Tuesday, November 24, 2009, GMCR further revised its offer to provide that such merger agreement would include a reverse termination fee of $8,517,000 that would be payable to Diedrich if the GMCR merger agreement were to be terminated under certain circumstances.

Diedrich also announced that the Board determined that GMCR’s $32.00 all-cash offer, as so revised, continued to be a Superior Proposal (as defined in the Merger Agreement with Peet’s) to Peet’s recent proposal to pay to Diedrich’s stockholders a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Diedrich Common Stock tendered and accepted in the Offer, representing total consideration of approximately $30.35 per share based on the closing price of Peet’s common stock on Tuesday, November 24, 2009 of $32.86 per share. Peet’s most recent proposal enhanced the original offer consideration, which consisted of a combination of $17.33 in cash and a fraction of a share of Peet’s common stock, having a value equal to $8.67 based on a formula as provided in the Merger Agreement with Peet’s, provided that in no event would such fraction have exceeded 0.315 of a share of Peet’s common stock, representing total consideration of $26.00 per share. Peet’s most recent proposal expired on the morning of November 25, 2009, and thus the consideration payable by Peet’s reverted to the original offer of $26.00 per share.

Additionally, in a separate press release issued by Diedrich on November 25, 2009, Diedrich announced that it will extend the period that Peet’s has to negotiate a proposal with Diedrich to amend the Peet’s Merger Agreement and the Offer in a manner that the Board determines is at least as favorable to Diedrich’s stockholders as the revised offer from GMCR until 5:00 p.m. Pacific Time on Monday, November 30, 2009.

The foregoing announcement was made in connection with a press release issued by Peet’s where Peet’s indicated that it interprets the relevant provisions of the Merger Agreement differently in that Peet’s believes that it has until 5:00 p.m. Pacific Time on Monday, November 30, 2009 to negotiate a proposal with Diedrich to amend the Merger Agreement. In the interest of ensuring the best possible outcome for the stockholders of Diedrich, the Board has decided not to debate interpretations of the Merger Agreement with Peet’s but to extend the relevant period to 5:00 p.m. Pacific Time on Monday, November 30, 2009. A complete copy of each of the press releases issued by Diedrich is filed as Exhibit (a)(10) hereto and are incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(10)	Press Releases issued by Diedrich Coffee, Inc. on November 25, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer